UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Boulevard, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 169905-10-6	Page 2 of 5 Pages

(1)	Names of reporting persons S.S. or I.R.S. Identification No. of Above Person Stewart Bainum Jane Bainum
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,723,600
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,723,600
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,723,600
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 4.62%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 169905-10-6	Page 3 of 5 Pages

Item 1.	Security and Issuer

(a)	Name of Issuer:
Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1 Choice Circle, Suite 400
Rockville, MD 20850

(c)	Title and Class of Securities:
Common Stock

Item 2.	Identity and Background

(a)	Name:
Stewart Bainum
Jane Bainum

(b)	Business Address:
5550 Friendship Boulevard, Suite 501
Chevy Chase, MD 20815

(c)	Present Principal Employment:
Investor

(d)	Record of Convictions:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	Record of Civil Proceedings:
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Effective January 29, 2014, the Reporting Person’s son, Stewart Bainum, Jr. became the sole Trustee of the Stewart Bainum Declaration of Trust (SBDOT), a trust whose sole current beneficiary is the Reporting Person, Stewart Bainum. In addition, the Reporting Person ceased to share voting power over shares owned by The Commonweal Foundation, Inc., a private family foundation.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:
Reporting Person:

2,723,600 shares held by the Jane Bainum Declaration of Trust (“JB Trust”), the sole trustee and beneficiary of which is Mr. Bainum’s wife.

CUSIP No. 169905-10-6	Page 4 of 5 Pages

(b)	Number of shares as to which such person has:

(i)	Sole Voting Power	2,723,600

(ii)	Shared Voting Power	0

(iii)	Sole Dispositive Power	2,723,600

(iv)	Shared Dispositive Power	0

(c)	A schedule of transactions effected in the last sixty days is as follows:
Not Applicable

(d)	Ownership of more than five percent on behalf of Another Person:
Not applicable.

(e)	Ownership of Less than Five Percent:
As a result of the changes in beneficial ownership described herein by the Reporting Person, since the date of the last filing the Reporting Person ceased to be the beneficial owner of more than 5% of the securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable

CUSIP No. 169905-10-6	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014

/s/ Stewart Bainum
Stewart Bainum

/s/ Jane Bainum
Jane Bainum

By:	/s/ Christine A. Shreve
Christine A. Shreve, Attorney-in-fact